Ex. 99.(2)(g)(ii)

Amendment to Jackson Real Assets Fund Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC and Cohen & Steers Capital Management Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Cohen & Steers Capital Management Inc., a corporation organized in the State of New York and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of April 29, 2024 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services for a portion of assets of Jackson Real Assets Fund (the “Trust”) allocated to the Sub-Adviser, as determined from time to time by the Adviser.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule A to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule A to the Agreement, to add a footnote with regard to combining assets of the portion of assets of the Trust which has been allocated to the Sub-Adviser by the Adviser with the assets of the JNL/Cohen & Steers U.S. Realty Fund of JNL Series Trust, for purposes of determining the applicable annual rate, effective October 21, 2024.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated October 21, 2024, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective October 21, 2024.

Jackson National Asset Management, LLC		Cohen & Steers Capital Management Inc.
By:	/s/ Emily J. Bennett	By:	/s/ Francis C. Poli
Name:	Emily J. Bennett	Name:	Francis C. Poli
Title:	Vice President and	Title:	EVP and General Counsel
Deputy General Counsel

Schedule A

Dated October 21, 2024

(Compensation)

Average Daily Net Assets*	Annual Rate**
$0 to $100 Million	0.38%
Amounts over $100 Million	0.25%

* For the portion of the Average Daily Net Assets managed by Cohen & Steers Capital Management Inc.

** The assets of: i) the portion of assets of the Trust which has been allocated to Cohen & Steers Capital Management Inc. by Jackson National Asset Management LLC; and ii) the JNL/Cohen & Steers U.S. Realty Fund of JNL Series Trust will be combined for purposes of determining the applicable annual rate.

A-1